Mail Stop 4561

April 26, 2007

VIA U.S. MAIL AND FAX (215)572-1596

David J. Nettina
Executive Vice President and Chief Financial Officer
American Financial Realty Trust
610 Old York Road
Jenkintown, PA 19046

Re: American Financial Realty Trust
        File No. 001-31678
        Form 10-K for Fiscal Year Ended
        December 31, 2006

Dear Mr. Nettina:

        We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please tell us whether a significant credit concentration exists related to properties leased to Wachovia Bank. A significant credit concentration would exist if the facilities leased to this tenant represent 20% or more of the Company's total assets. If so, please include the audited financial statements of these lessees in future filings. Summarized financial information included in the notes to the financial statements of the Company may be presented in lieu of separate audited financial statements if the lessee is a public company currently filing reports with the Commission. Please advise.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the Year Ended December 31, 2006 and 2005, page 45

2.   It appears that in the table here, and throughout your MD&A discussion, you reference "net operating income". NOI appears to be a non-GAAP measure within the scope of item 10(e) of Regulation S-K. Explain to us how you considered the guidance in item 10(e) of Regulation S-K in preparing your disclosures related to this non-GAAP measure.

Financial Statements

Consolidated Statements of Operations, page 74

3.   Tell us how you considered the guidance in Rule 5-03 of Regulation S-X in determining that interest income and interest expense should be included as components of operating revenue and operating expense respectively.

(4) Indebtedness

(c) Convertible Senior Notes, page 93

4.   We note your disclosure that the conversion price on your convertible notes is subject to adjustment based on cash dividends or cash distributions, among other events. Additionally, we note that the Company has entered into a Second Supplemental Indenture pursuant to which it has irrevocably elected to satisfy the conversion obligation related to the notes payable in cash. Explain to us how you have considered the guidance in SFAS 133 and EITF 00-19 in determining that you are not required to bifurcate the conversion feature from the host instrument and account for it as a derivative.

(15) Commitments and Contingencies, page 104

COMMENT OK

5.   We note your disclosure that the Company has entered into certain agreements whereby the Company assumes the obligation under lease agreements from financial institutions related to surplus bank branches. Additionally, we note that the Company receives an amount equal to 25% to 35% of the future rental payments due under the leasehold interest acquired as consideration for entering into these agreements. Explain to us how the Company accounts for the 25% to 35% of future rental payments received under these arrangements. Please cite any relevant accounting literature in your response.

*   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

David J. Nettina
American Financial Realty Trust
April 26, 2007
Page 4

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Accounting Branch Chief